================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                         ------------------------------

                               DEXTER CORPORATION
                                (Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE                     252165105
    (Title of class of securities)                        (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-3000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                FEBRUARY 9, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


NY2:\877177\03\$S%103!.DOC\54104.0016

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 2 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 3 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                          2,299,200
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     2,299,200
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 4 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY
                          S.S. OR I.R.S. IDENTIFICATION NO.                       PRODUCTS INC.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------

                     This Amendment No. 7 ("Amendment No. 7") amends the Statement on Schedule 13D (the "Schedule 13D") filed on April 22, 1999, as amended by Amendment No. 1 filed on August 11, 1999, Amendment No. 2 filed on September 8, 1999, Amendment No. 3 filed on September 27, 1999, Amendment No. 4 filed on December 14, 1999, and Amendment No. 5 ("Amendment No. 5") filed on December 16, 1999, and Amendment No. 6 ("Amendment No. 6") filed on January 27, 2000, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments") and International Specialty Products Inc. ("ISP" and, together with ISP Investments, the "ISP Proponents"; and, together with ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 4.              PURPOSE OF THE TRANSACTION

                     On February 8, 2000, ISP filed its preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended, relating to its solicitation of proxies from shareholders of the Company for use at the Company's 2000 annual meeting.

                     On February 9, 2000, Samuel J. Heyman, Chairman of the Board of ISP, received a letter from K. Grahame Walker, Chairman of the Board and Chief Executive Officer of the Company, stating, among other things, that the Company would be willing to provide ISP the opportunity to conduct a due diligence review of the Company and its majority owned subsidiary Life Technologies, Inc. to allow ISP to determine whether the additional information provided would justify a higher price for the Company's Common Stock than the $45 per Share in cash proposed by ISP on December 14, 1999.

                     On February 9, 2000, Mr. Heyman sent the following letter to Mr. Walker:

                                                              February 9, 2000


           Mr. K. Grahame Walker
           Chairman and Chief Executive Officer
           Dexter Corporation
           One Elm Street
           Windsor Locks, CT  06096

           Dear Grahame:

                     We are in receipt of your letter today and, while not commenting on the host of ancillary issues you have raised, we agree that the central focus should be whether Dexter's shareholders are able to maximize the value of their investment. We take at face value your statement that Dexter is willing to enter into substantive discussions with us regarding ISP's proposal and are delighted that you have taken this step. I have asked our legal counsel to prepare a confidentiality agreement and advise you that we are in a position to move very promptly.

                               All the best.

                                                  Sincerely,

                                                  /s/ Samuel J. Heyman

                                                  Samuel J. Heyman

                     On February 11, 2000, ISP delivered to Bruce H. Beatt, Esq., the Vice President, General Counsel and Secretary of the Company, a confidentiality agreement executed by ISP, so that ISP may promptly begin its due diligence investigation.





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
                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:   February 11, 2000

                                     ISP OPCO HOLDINGS INC.
                                     ISP INVESTMENTS INC.
                                     INTERNATIONAL SPECIALTY PRODUCTS INC.

                                     By: /s/ Susan B. Yoss
                                         --------------------------------------
                                         Susan B. Yoss
                                         Senior Vice President and Treasurer











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